October 21, 2024

Archit Shah
Chief Financial Officer
iCoreConnect Inc.
529 Crown Point Road, Suite 250
Ocoee, Florida 34761

       Re: iCoreConnect Inc.
           Registration Statement on Form S-1
           Filed October 11, 2024
           File No. 333-282609
Dear Archit Shah:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Cavas S. Pavri